

August 14, 2013

Via E-mail
Mr. Robert Bell
Chief Executive Officer
Silver Stream Mining Corp.
Suite 1120, 470 Granville Street
Vancouver, British Columbia
V6C 1V5 Canada

> **Re:** **Silver Stream Mining Corp. (f/k/a W.S. Industries, Inc.)**
> **Form 8-K**
> **Filed May 15, 2013**
> **Amendment No. 1 to Form 8-K**
> **Filed July 15, 2013**
> **File No. 000-52752**

Dear Mr. Bell:

We have reviewed your filing and have the following comment. Please note that we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Item 1.01 Entry into a Material Definitive Agreement

1.   Please revise to explain the relationship, if any, of the company and Rio Plata and its affiliates, including Mr. Tovar, prior to the transaction. Refer to 1.01(a)(1) of Form 8-K.

2.   Please supplement your disclosure in this section to better explain the share exchange, including a discussion how the consideration was determined and when negotiations began between the company and Rio Plata. Refer to 1.01(a)(2) of Form 8-K.

3.   Please revise to clarify whether shareholder approval was required for this business combination and, if so, how you obtained such approval. If you determined that shareholder approval was not required, please tell us your basis for such determination.

Item 2.01 Completion of Acquisition or Disposition of Assets

General

4. Please revise to discuss when negotiations between the company and Rio Plata were initiated.

5. Please describe in greater the detail the debt owned by WS Debt Holders.   Please discuss the purpose and amount of the debt, the terms of the debt, such as whether the debt was convertible into common stock or if additional consideration was paid by the WS Debt Holders prior to the conversion, the date of issuance of the debt, and any affiliation between the WS Debt Holders and the company, Rio Plata and/or their affiliates.

Description of Business of Rio Plata Exploration Corporation

General Development of the Business, page 9

6. Please revise here to briefly explain the "exploration stage" in greater detail. Alternatively, revise to cross reference your discussion of the 24-month period outlined on page 38.

Exploration Contract, page 9

7. We note that under the Exploration Contract, the company has the option to purchase 100% interest in seven mineral concessions and "certain mineral processing and benefiting assets." Please expand to discuss the processing and benefiting assets in more detail. For instance, please explain whether any benefits that are carved out of this arrangement.

8. It appears that $5,350,000 of the purchase price remains outstanding under the terms of the original Exploration Contract. Please revise to clarify whether the letter of intent, pursuant to which two payments in the amount of $450,000 and $2,000,000, supersedes this unpaid amount of the purchase price under the original arrangement.

9. Please also clarify the relationship between Real de Plata's role to conduct operations under the Exploration Contract and Mr. Tovar's responsibilities under the Asset Operation Contract.

Asset Operation Contract, page 10

10. Please explain whether the "net returns" calculation that Mr. Tovar is entitled to receive under this arrangement excludes royalties payable to Real de Plata on smelter returns under the exploration contract.

11.   Please also clarify if the company must reimburse Mr. Tovar for expenses incurred in connection with the use and management of the assets under the Asset Operation Contract.

Narrative Description of the Business

The Property, page 10

12.   Please also revise to define "NSR" and explain how the amount is calculated.

Employees and Consultants, page 13

13.   Please explain how you plan to cover the current phases of your operations for the next fiscal year pursuant to both the Exploration Contract and Asset Management Arrangement. For instance, you reference the experience of certain former vendors with whom your predecessor had a prior arrangement regarding the processes for the mines. Explain how you plan to supplement your need for these experts given the scope of your current operations.

Carrying on Business in Mexico

Mining Regulation, page 14

Environmental Regulation, page 15

General

14.   We note your discussion in the risk factors section of certain liabilities that may arise if you are unable to comply with relevant legislation. Please revise your disclosure in these sections to describe in greater detail all specific existing laws and regulations that may have a significant impact on your business.

The Property

Property Description and Location, page 16

15.   Please provide us with support for all quantitative and qualitative business and industry data used in this section, including, but not limited to, reports "commissioned by the company", market research regarding the region's mining history and petrographic reports prepared by Leitch. Please also highlight the specific portions that you are relying upon so that we can reference them easily.

Exploration

Recommendations, page 37

16.   Refer to your tabular disclosure in this section regarding your anticipated exploration phases. Considering that your auditors have issued a going concern opinion, please supplement your disclosure in this section to explain how your lack of current revenues will impact your timetables referenced herein.

Risk Factors, page 42

General

We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions:

How do you maintain your books and records and prepare your financial statements?

17.   If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

18.   If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

What is the background of the people involved in your financial reporting?

19.   We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:
   • what role he or she takes in preparing your financial statements;
   • what relevant education and ongoing training he or she has had relating to U.S. GAAP;
   • the nature of his or her contractual or other relationship to you;
   • whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and
   • about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP.

20.   If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:
   •   the name and address of the accounting firm or organization;
   •   the qualifications of their employees who perform the services for your company;
   •   how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
   •   how many hours they spent last year performing these services for you; and
   •   the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

21.   If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements, do not provide us with their names, but please tell us:
   •   why you believe they are qualified to prepare your financial statements;
   •   how many hours they spent last year performing these services for you; and
   •   the total amount of fees you paid to each individual in connection with the preparation of your financial statements for the most recent fiscal year end.

22.   We note that you have identified an audit committee financial expert on page 57. Please describe his qualifications, including the extent of his knowledge of U.S. GAAP and internal control over financial reporting.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 48

Liquidity and Capital Resources, page 52

23.   We note that you have cash of $188,607 and will need, minimally, $1,000,000 to carry out your stated objectives over the next 12 months. Please revise to clarify whether you have identified or initiated conversations with any third party to satisfy your capital needs.

24.   Please also supplement your disclosure in this section with an expanded discussion of anticipated cash uses for the next fiscal year, correlating your cash needs with the specific costs to be incurred under the various phases of your exploration period.

25.   Please also update your disclosure in this section to clarify how your business development efforts will be impacted if you do not secure additional debt or equity financing.

Financing Activities, page 50

26.   Please revise to describe your outstanding indebtedness in more detail. Identify the lenders and the amount that will be outstanding on each loan. For instance, revise to specifically include the date and amount of the debt payable to Mr. James Dempsey. Please also disclose the material terms of each loan, including interest rate and maturity date.

Capitalization, page 55

27.   We note that the pro forma number of shares and short-term debt presented on page 55 are inconsistent with the pro forma balance sheet and Note 5 in Exhibit 99.2 that you filed with your original Form 8-K on May 15, 2013. Please address this apparent conflict in the updated pro forma balance sheet requested below.

Managers and Directors

Directors and Officers, page 54

28.   For each director, revise to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director.

Recent Sales of Unregistered Securities, page 65

29.   We note your assertion that you have not sold any unregistered securities since such sales reflected in your Form 8-K submission filed May 15, 2013. Please confirm that the share differentials represented in your beneficial ownership table reflect the conversion of convertible debt to shares. If so, please provide the disclosure required by Item 701(e) of Regulation S-K. Alternatively, please advise.

Exhibit 99.1 Consolidated Financial Statements of Rio Plata Exploration Corporation

Consolidated Balance Sheets

30.   Please tell us, and revise to disclose, the nature of "Taxes receivable, net" presented in your balance sheets, how they originated and your accounting policy relating to this item. Tell us the authoritative literature upon which you relied and how it supports your accounting treatment.

Consolidated Statement of Stockholders' Deficit

31.   We note your presentation of translation adjustments. Please tell us how you considered ASC 220 as it relates to the requirement of reporting comprehensive income.

Note 2.Summary of Significant Accounting Policies

Mineral Properties

32.   Please tell us how you considered ASC 930-360-35 in determining whether your mineral rights are impaired.

33.   We note that the aggregate payments under the option agreement as of March 31, 2013 are inconsistent with the corresponding amount of "Unproved mineral properties" reported in the balance sheets. Please tell us, and revise to disclose, the nature of any costs capitalized other than the payments to the Optionor. Tell us the authoritative literature upon which you relied and how it supports your accounting treatment.

34.   With respect to the IPO referenced in Note 3 and 4, please tell us the date and place of the IPO and how it is reflected in your financial statements.

Pro Forma Financial Statements

35.   Please amend your filing to include pro forma financial statements updated through March 31, 2013. See Article 11 of Regulation S-X for reference.

The following comments relate to your pro forma financial statements included in your Form 8-K filed on May 15, 2013. Please address these comments in the updated pro forma financial statements requested above:

36.   Please revise to include pro forma per share data. See Article 11 of Regulation S-X for reference.

Note 1.Basis of Presentation

37.   Please revise Note 1 and 2 to disclose the date of the merger and other relevant events assumed for purpose of the pro forma statements of operations. Pro forma adjustments should be computed assuming the transaction occurred at the beginning of the fiscal year presented and carried forward through any interim period presented for purpose of the pro forma statements of operations. See Article 11 of Regulation S-X for reference.

Note 3. Pro-forma Adjustments

38.   Please tell us how the pro forma financial information reflects the pro forma effect on interest expense as it relates to the loan agreement and the debt conversion disclosed in Note 3.(a) and (b).

Note 4.Other matters not included in pro-forma adjustments

39.   Please tell us why you have not given pro forma effect to the cancellation of shares and conversion of loans disclosed in Note 4.

Note 5.Pro-forma Common Stock and Additional Paid-in Capital

40.   Please tell us how the number of shares in this table reflects the issuance of shares previously committed as disclosed in Note 3.(d).

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Jorge Bonilla, Staff Accountant, at (202) 551-3414 or Daniel Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief